                                    FORM 6-K


                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                        Report of Foreign Private Issuer
                    Pursuant to Rule 13a - 16 or 15d - 16 of
                       the Securities Exchange Act of 1934


For the month of: January 2002                  Commission File Number:  1-12384


                                SUNCOR ENERGY INC.
                               (Name of registrant)

                              112 FOURTH AVENUE S.W.
                                    P.O. BOX 38
                                 CALGARY, ALBERTA
                                  CANADA, T2P 2V5

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

        Form 20-F                                Form 40-F     X
                    ---------                              ---------

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the SEC pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:

        Yes                                      No            X
                     ---------                             ---------

If "Yes" is marked, indicate the number assigned to the registrant in connection with Rule 12g3-2(b):

        N/A

                                 EXHIBIT INDEX

  EXHIBIT                           DESCRIPTION OF EXHIBIT
--------------------------------------------------------------------------------
EXHIBIT 1               EARNINGS RELEASE DATED JANUARY 17, 2002
                        RE: 2001 FOURTH QUARTER RESULTS

                                    EXHIBIT 1

FOR IMMEDIATE RELEASE

JANUARY 17, 2002

SUNCOR ENERGY ENDS 2001 WITH PROJECT MILLENNIUM COMPLETE, INCREASED PRODUCTION AND EARNINGS

(All financial figures are in Canadian dollars unless noted otherwise. Natural gas converts to oil at a 6:1 ratio. Financial figures for the year ended December 31, 2001 and quarterly figures are unaudited.)

CALGARY, ALBERTA -- Suncor Energy Inc. today announced it set a new company record for oil production and recorded unaudited consolidated earnings for 2001 of $388 million ($1.63 per common share), up from $377 million in 2000 ($1.58 per common share). Cash flow from operations for 2001 was $831 million ($3.52 per common share), compared with $958 million ($4.11 per common share) in 2000. Suncor's daily average production rate was 156,600 barrels of oil equivalent
(BOE), compared with 154,400 BOE per day the year before.

"The year 2001 was a landmark year for Suncor in that we completed Millennium, a project that is delivering increased production for Suncor and serves as a foundation for our long-term growth strategy," said Rick George, president and chief executive officer. "We delivered on our objective of doubling production capacity to 225,000 barrels per day by year end."

Suncor expects production at the oil sands plant to average about 210,000 barrels per day in 2002 as the new Millennium facilities are fully integrated with base operations. Project Millennium was a four-year expansion of Suncor's oil sands operation with a $3.4 billion capital cost.

The increase in production, combined with higher natural gas commodity prices and retail margins earlier in the year, contributed to the year-over-year increase in earnings. Suncor's cash flow declined from 2000 primarily as a result of the cost of Project Millennium start-up.

"With Project Millennium behind us, Suncor can focus on getting back to basics in 2002," said George. "We'll focus our efforts on strengthening our business by delivering steady, reliable production and reducing operating costs. And we'll also seek opportunities to debottleneck our oil sands operation and add additional oil production. The company's growth plans will also stay high on our agenda."

George said Suncor will continue construction of its Firebag In-Situ Oil Sands Project and further plans to expand its oil sands business up to 550,000 barrels per day over the next decade.

Another key priority for Suncor is to reduce its $3.1 billion debt. As part of that effort, Suncor has hedged 40 per cent of its 2002 production to mitigate the impact of an uncertain crude oil market on the company's ability to reduce debt.

-------------------------------------------------------------------------------------------------------------------
EARNINGS COMPONENTS                                                             Year ended December 31
($ millions after income  taxes)                                              2001                  2000*
-------------------------------------------------------------------------------------------------------------------
OPERATIONAL EARNINGS                                                          433                    414
-------------------------------------------------------------------------------------------------------------------
NATURAL GAS
  Asset  divestments                                                            4                     69
  Restructuring                                                                 1                    (30)
-------------------------------------------------------------------------------------------------------------------
STUART OIL SHALE PROJECT
  Partial asset write-down                                                     (3)                   (80)
-------------------------------------------------------------------------------------------------------------------
OIL SANDS
  Start-up expenses - Project Millennium                                      (90)                    (9)
-------------------------------------------------------------------------------------------------------------------
ADJUSTMENT RELATED TO REVALUATION OF FUTURE INCOME TAX BALANCES                43                     13
-------------------------------------------------------------------------------------------------------------------
NET EARNINGS                                                                  388                    377
* The  determination  of  operational  earnings  for  2000  has  been restated to be consistent  with the treatment and  presentation  in
  2001 of the "adjustment related to revaluation of future income tax balances" noted above.
-------------------------------------------------------------------------------------------------------------------

-------------------------------------------------------------------------------------------------------------------
CASH FLOW  COMPONENTS                                                            Year ended December 31
($ millions)                                                                 2001                   2000
-------------------------------------------------------------------------------------------------------------------
OPERATIONAL CASH FLOW                                                        1,061                  1,009
-------------------------------------------------------------------------------------------------------------------
NATURAL GAS
  Restructuring costs                                                           (1)                    (9)
-------------------------------------------------------------------------------------------------------------------
OIL SANDS
  Start-up expenses - Project Millennium                                      (141)                   (15)
  Overburden removal - Project Millennium                                      (88)                   (27)
-------------------------------------------------------------------------------------------------------------------
CASH FLOW FROM OPERATIONS                                                      831                    958
-------------------------------------------------------------------------------------------------------------------

OPERATING HIGHLIGHTS DURING 2001

OIL SANDS

Oil Sands production hit a new record in 2001, averaging 123,200 barrels per day, up approximately eight per cent from 2000. Cash operating costs at Oil Sands increased during the year to $17.00 per barrel, including Project Millennium start-up costs.

-------------------------------------------------------------------------------------------------------------------
OIL SANDS CASH OPERATING COSTS                                               Year ended December 31
(dollars per barrel)                                                      2001                     2000
-------------------------------------------------------------------------------------------------------------------
Base plant                                                               11.90                    12.55
-------------------------------------------------------------------------------------------------------------------
Start-up expenses - Project Millennium                                    5.10                     1.00
-------------------------------------------------------------------------------------------------------------------
TOTAL CASH OPERATING COSTS                                               17.00                    13.55
-------------------------------------------------------------------------------------------------------------------

NATURAL GAS

Suncor's Natural Gas business production averaged 33,400 BOE per day, down from 40,500 BOE per day in 2000. Although production decreased, a reflection of asset divestments in 2000, the business benefited from increased commodity prices that contributed to improved operational earnings.

SUNOCO

Sunoco, Suncor's refining and marketing arm, recorded higher operational earnings in 2001 that reflected the higher margins from industrial/commercial sales channels, stronger retail natural gas margins, and continued growth in sales volume. Refining margins were lower compared to last year.

FOURTH QUARTER RESULTS

Suncor's earnings for the fourth quarter 2001 were $26 million ($0.09 per common share), compared to $111 million ($0.47 per common share) in the fourth quarter of 2000.

Operational earnings in the fourth quarter were $71 million, compared to $108 million in the fourth quarter of 2000. This $37 million decrease in operational earnings reflects lower crude oil and natural gas prices, lower refining margins and a higher anticipated proportion of lower value (sour crude oil) production associated with the start-up of Project Millennium. Prices and margins remained volatile in light of weakening demand coinciding with the global economic slowdown, events of September 11 and warmer weather. Partially offsetting these factors were lower crude oil hedging losses and higher oil production.

Operational cash flow was $242 million, compared with $236 million last year. Revenues in the fourth quarter of 2001 were $883 million, compared to $927 million in the fourth quarter of 2000.

-----------------------------------------------------------------------------------------------------------------
EARNINGS COMPONENTS                                                               Fourth Quarter
($ millions after income  taxes)                                            2001                   2000*
-----------------------------------------------------------------------------------------------------------------
OPERATIONAL EARNINGS                                                         71                     108
-----------------------------------------------------------------------------------------------------------------
NATURAL GAS
  Asset  divestments                                                          4                      --
-----------------------------------------------------------------------------------------------------------------
OIL SANDS
  Start-up expenses - Project Millennium                                    (49)                     (3)
-----------------------------------------------------------------------------------------------------------------
ADJUSTMENT RELATED TO REVALUATION OF FUTURE INCOME TAX BALANCES               -                       6
-----------------------------------------------------------------------------------------------------------------
NET EARNINGS                                                                 26                     111
* The  determination  of  operational  earnings for 2000 has been restated to be consistent  with the treatment and  presentation in 2001 of the "adjustment related to revaluation of future income tax balances" in 2001 noted above.
-----------------------------------------------------------------------------------------------------------------

-----------------------------------------------------------------------------------------------------------------
CASH FLOW  COMPONENTS                                                             Fourth Quarter
($ millions)                                                                2001                  2000
-----------------------------------------------------------------------------------------------------------------
OPERATIONAL CASH FLOW                                                       242                    236
-----------------------------------------------------------------------------------------------------------------
OIL SANDS
Start-up expenses - Project Millennium                                      (76)                    (5)
Overburden removal - Project Millennium                                     (33)                   (15)
-----------------------------------------------------------------------------------------------------------------
CASH FLOW FROM OPERATIONS                                                   133                    216
-----------------------------------------------------------------------------------------------------------------

OIL SANDS

For the fourth quarter of 2001, Oil Sands recorded earnings of $37 million, down from fourth quarter 2000 earnings of $68 million. Operational earnings were $86 million, before the impact of start-up expenses associated with Project Millennium, compared to operational earnings of $71 million in the same period in 2000. The $15 million increase in operational earnings primarily reflects higher sales volumes from the Project Millennium facilities and lower hedging losses. The expenses associated with the start-up of Project Millennium have been excluded from operational earnings. If the incremental start-up volumes had been excluded from the determination of operational earnings, it is estimated that operational earnings would have been lower compared to the fourth quarter of 2000. Partially offsetting the above favourable factors were lower commodity prices and the sale of proportionately more lower-value sour oil products.

Oil Sands production during the fourth quarter averaged 153,000 barrels of oil per day, compared to 110,000 barrels per day during the same period in 2000. The production increase was the result of Project Millennium start-up volumes, offset by production losses in October that occurred as a result of an unscheduled seven-day maintenance shutdown.

Base plant cash operating costs for the fourth quarter were $9.35 per barrel, before start-up expenses associated with Project Millennium. Not all of the expenses associated with the additional volumes from Millennium are included in the $9.35 per barrel cash cost. As a result, the $9.35 per barrel cash cost is not indicative of cash costs in the future.

-------------------------------------------------------------------------------------------------------------
OIL SANDS CASH OPERATING COSTS                                               Fourth Quarter
(dollars per barrel)                                                  2001                    2000
-------------------------------------------------------------------------------------------------------------
Base plant                                                            9.35                    14.50
-------------------------------------------------------------------------------------------------------------
Start-up expenses - Project Millennium                                8.10                     1.90
-------------------------------------------------------------------------------------------------------------
TOTAL CASH OPERATING COSTS                                           17.45                    16.40
-------------------------------------------------------------------------------------------------------------

NATURAL GAS

Natural Gas reported $12 million in earnings for the fourth quarter of 2001, compared with $31 million in the same period in 2000. Operational earnings in the fourth quarter of 2001 declined to $8 million, compared to $31 million for the fourth quarter of 2000. Gas prices in the fourth quarter averaged $3.10 per thousand cubic feet, 61 per cent lower than in the fourth quarter of 2000. Although production was three per cent lower in the fourth quarter of 2001, compared to the fourth quarter of 2000, Natural Gas exited December with a production rate that was slightly higher than the previous year.

Finding and development costs (excluding acquisitions) for the five-year period ended 2001 were $11.30 per BOE, compared to $7.70 per BOE for the five-year period ending 2000. Natural Gas activities over the last two years have been directed towards bringing non-producing reserves to the producing stage in support of the business's 2002 production goal of an average of 180 to 190 mmcf per day.

SUNOCO

Sunoco had breakeven earnings in the fourth quarter of 2001, compared to earnings of $23 million in the fourth quarter of 2000. Operational earnings were breakeven for the fourth quarter of 2001, compared to operational earnings of $17 million in the fourth quarter 2000. The Rack-Back business had an operational loss of $8 million in the quarter, compared to operational earnings of $16 million in the fourth quarter of 2000, reflecting a 36 per cent decline in refining margins. The quarter was also impacted by a two-week extension of a planned turnaround at the Sarnia Refinery. Sunoco's Rack-Forward business had operational earnings of $8 million in the fourth quarter 2001, up from $1 million in the same period last year.

CORPORATE

The corporate centre had costs of $23 million in the fourth quarter of 2001, compared to $11 million in the fourth quarter of 2000. This increase reflects higher interest costs, an increase in funding to the Suncor Energy Foundation and higher compensation costs including the effect associated with a higher share price that increased incentive plan costs.

On January 10, 2002, Suncor filed a US$1 billion unallocated base shelf prospectus with securities regulators in Canada and the United States for the issuance of securities. Suncor will monitor the debt capital markets for opportunities to refinance bank debt with longer-term debt.

Suncor Energy is an integrated Canadian energy company. Suncor's Oil Sands business, located near Fort McMurray, AB, mines and upgrades oil sand into custom-blended refinery feedstock and premium transportation fuels. Suncor is also a conventional natural gas producer in western Canada and operates a refining and marketing business in Ontario under the Sunoco brand. At the same time as Suncor meets today's energy needs, the company invests in alternative and renewable energy for the future. Suncor's common shares and preferred securities are listed for trading on the Toronto and New York stock exchanges.

CERTAIN STATEMENTS IN THIS NEWS RELEASE ARE FORWARD-LOOKING, INCLUDING STATEMENTS ABOUT SUNCOR'S STRATEGY FOR GROWTH, EXPECTED EXPENDITURES, COMMODITY PRICES, COSTS, SCHEDULES AND OPERATING OR FINANCIAL RESULTS. THESE STATEMENTS MAY BE IDENTIFIED BY WORDS LIKE "EXPECTS," "PLANS," AND SIMILAR EXPRESSIONS. THESE STATEMENTS ARE NOT GUARANTEES OF FUTURE PERFORMANCE AS THEY ARE BASED ON A CURRENT FACTS AND ASSUMPTIONS AND INVOLVE RISKS AND UNCERTAINTIES. SUNCOR'S ACTUAL RESULTS MAY DIFFER MATERIALLY FROM THOSE EXPRESSED OR IMPLIED BY ITS FORWARD LOOKING STATEMENTS AS A RESULT OF KNOWN AND UNKNOWN RISKS, UNCERTAINTIES AND OTHER FACTORS. THESE INCLUDE: CHANGES IN THE GENERAL ECONOMIC, MARKET AND BUSINESS CONDITIONS; FLUCTUATIONS IN SUPPLY AND DEMAND FOR SUNCOR'S PRODUCTS; FLUCTUATIONS IN COMMODITY PRICES;

FLUCTUATIONS IN CURRENCY EXCHANGE RATES; SUNCOR'S ABILITY TO RESPOND TO CHANGING MARKETS AND ACCESS THE CAPITAL MARKETS; THE ABILITY OF SUNCOR TO RECEIVE TIMELY REGULATORY APPROVALS; THE INTEGRITY AND RELIABILITY OF SUNCOR'S CAPITAL ASSETS; THE CUMULATIVE IMPACT OF OTHER RESOURCE DEVELOPMENT PROJECTS; SUNCOR'S ABILITY TO COMPLY WITH CURRENT AND FUTURE ENVIRONMENTAL LAWS; THE ACCURACY OF SUNCOR'S PRODUCTION ESTIMATES AND PRODUCTION LEVELS AND ITS SUCCESS AT EXPLORATION AND DEVELOPMENT DRILLING AND RELATED ACTIVITIES; THE MAINTENANCE OF SATISFACTORY RELATIONSHIPS WITH UNIONS, EMPLOYEE ASSOCIATIONS, JOINT VENTURES, SUPPLIERS AND CUSTOMERS; COMPETITIVE ACTIONS OF OTHER COMPANIES, INCLUDING INCREASED COMPETITION FROM OTHER OIL AND GAS COMPANIES OR FROM COMPANIES WHICH PROVIDE ALTERNATIVE SOURCES OF ENERGY; THE UNCERTAINTIES RESULTING FROM POTENTIAL DELAYS OR CHANGES IN PLANS WITH RESPECT TO EXPLORATION OR DEVELOPMENT PROJECTS OR CAPITAL EXPENDITURES; ACTIONS BY GOVERNMENTAL AUTHORITIES INCLUDING INCREASING TAXES, CHANGES IN ENVIRONMENTAL AND OTHER REGULATIONS; THE ABILITY AND WILLINGNESS OF PARTIES WITH WHOM SUNCOR HAS MATERIAL RELATIONSHIPS TO PERFORM THEIR OBLIGATIONS TO SUNCOR; THE OCCURRENCE OF UNEXPECTED EVENTS SUCH AS FIRES, BLOWOUTS, FREEZE-UPS, EQUIPMENT FAILURES AND OTHER SIMILAR EVENTS AFFECTING SUNCOR OR OTHER PARTIES WHOSE OPERATIONS OR ASSETS DIRECTLY OR INDIRECTLY AFFECT SUNCOR; AND THE SUCCESSFUL AND TIMELY IMPLEMENTATION OF ITS GROWTH PROJECTS INCLUDING THE FIREBAG IN-SITU OIL SANDS PROJECT AND PROJECT VOYAGEUR. IN ADDITION, PROJECT VOYAGEUR WILL REQUIRE REGULATORY APPROVAL TO INCREASE UPGRADING CAPACITY, ACCELERATE OIL SANDS MINING AND EXPAND IN-SITU DEVELOPMENT, AS WELL AS FAVOURABLE FISCAL AND MARKET CONDITIONS AND THE APPROVAL OF SUNCOR'S BOARD OF DIRECTORS. SEE SUNCOR'S CURRENT ANNUAL INFORMATION FORM, ANNUAL REPORT AND INTERIM REPORTS AND OTHER DOCUMENTS SUNCOR FILES WITH SECURITIES REGULATORY AUTHORITIES, FOR FURTHER DETAILS.

                                      -30-

For more information about Suncor, visit our website at www.suncor.com or contact: John Rogers (403) 269-8670.

SUNCOR ENERGY INC.
CONSOLIDATED STATEMENTS OF EARNINGS

(unaudited)

                                                                                                      For the  years
                                                                      Fourth quarter                 ended December 31
                          ($ millions)                            2001             2000            2001             2000
                                                         -------------   --------------    ------------    -------------
REVENUES (note 2)                                                 883              927           3,995            3,388
                                                         -------------   --------------    ------------    -------------
EXPENSES
Purchases of crude oil and products (note 2)                      291              232           1,391              807
Operating, selling and general                                    273              271           1,010              918
Exploration                                                        15               12              22               53
Royalties                                                          15               65             134              199
Taxes other than income taxes                                      93               92             367              361
Depreciation, depletion and amortization                          101               94             360              365
(Gain) loss on disposal of assets                                  (9)               1              (7)            (148)
Start-up expenses - Project Millennium (note 3)                    76                5             141               15
Write off of oil shale assets (note 5)                              -                -              48              125
Restructuring                                                       -                -              (2)              65
Interest                                                            3                2              18                8
                                                         -------------   --------------    ------------    -------------
                                                                  858              774           3,482             2768
                                                         -------------   --------------    ------------    -------------
EARNINGS BEFORE INCOME TAXES                                       25              153             513              620
                                                         -------------   --------------    ------------    -------------
PROVISION FOR INCOME TAXES
Current                                                           (12)               7               4               45
Future (note 6)                                                    11               35             121              198
                                                         -------------   --------------    ------------    -------------
                                                                   (1)              42             125              243
                                                         -------------   --------------    ------------    -------------
NET EARNINGS                                                       26              111             388              377
Dividends on preferred securities                                  (5)              (7)            (26)             (26)
                                                         -------------   --------------    ------------    -------------
Net earnings attributable to
  common shareholders                                              21              104             362              351
                                                         -------------   --------------    ------------    -------------
PER COMMON SHARE  (dollars)
Net earnings attributable to
  common shareholders (Note 7)
    - basic                                                      0.09             0.47            1.63             1.58
                                                         -------------   --------------    ------------    -------------
    - diluted                                                    0.09             0.46            1.61             1.57
                                                         -------------   --------------    ------------    -------------
Cash dividends                                                  0.085            0.085            0.34             0.34
                                                         -------------   --------------    ------------    -------------

                            (See accompanying notes)

SUNCOR ENERGY INC.
CONSOLIDATED BALANCE SHEETS

(unaudited)
                                                                           DECEMBER 31                      December 31
                          ($ millions)                                            2001                             2000
                                                                         --------------                    -------------
ASSETS
Current assets
  Cash and cash equivalents                                                         1                                21
  Accounts receivable                                                              306                              407
  Income taxes recoverable                                                          28                                -
  Future income taxes                                                               29                               45
  Inventories                                                                      258                              192
                                                                         --------------                    -------------
Total current assets                                                               622                              665
                                                                         --------------                    -------------
Property, plant and equipment, net                                               7,141                            5,883
Deferred charges and other                                                         199                              166
Future income taxes                                                                132                              119
                                                                         --------------                    -------------
Total assets                                                                     8,094                            6,833
                                                                         ==============                    =============
LIABILITIES AND SHAREHOLDERS' EQUITY
Current liabilities
  Short-term borrowings                                                             31                               64
  Accounts payable                                                                 351                              424
  Accrued liabilities                                                              321                              285
  Income taxes payable                                                               -                               15
  Future income taxes                                                               28                                9
  Taxes other than income taxes                                                     42                               39
  Current portion of long-term borrowings                                            -                                1
                                                                         --------------                    -------------
Total current liabilities                                                          773                              837
                                                                         --------------                    -------------
Long-term borrowings                                                             3,113                            2,192
Accrued liabilities and other                                                      251                              252
Future income taxes                                                              1,180                            1,080
Shareholders' equity (see below)                                                 2,777                            2,472
                                                                         --------------                    -------------
Total liabilities and shareholders' equity                                       8,094                            6,833
                                                                         ==============                    =============

Shareholders' equity:                                            Number                          Number
                                                         --------------                    ------------
Preferred securities                                         17,540,000            514       17,540,000             514
Share capital                                               222,978,245            555      221,900,579             537
Retained earnings                                                                1,708                            1,421
                                                                         --------------                    -------------
                                                                                 2,777                            2,472
                                                                         ==============                    =============

                                      (See accompanying notes)

SUNCOR ENERGY INC.
CONSOLIDATED STATEMENTS OF CASH FLOWS
(unaudited)

                                                                                                            For the years
                                                                              Fourth quarter            ended December 31
                           ($ millions)                                  2001           2000           2001          2000
                                                                 -------------   ------------    -----------   -----------
OPERATING ACTIVITIES
Cash flow provided from operations (1), (2)                               133            216            831           958
Decrease (increase) in operating working capital
   Accounts receivable                                                     42            (18)           101          (130)
   Inventories                                                            (19)           (31)           (66)          (31)
   Accounts payable and accrued liabilities                                33             76            (37)           93
   Taxes payable                                                           (1)             7            (17)           18
                                                                 -------------   ------------    -----------   -----------
CASH PROVIDED FROM OPERATING ACTIVITIES                                   188            250            812           908
                                                                 -------------   ------------    -----------   -----------
CASH USED IN INVESTING ACTIVITIES (2)                                    (400)          (541)        (1,680)       (1,607)
                                                                 -------------   ------------    -----------   -----------
NET CASH DEFICIENCY BEFORE
  FINANCING ACTIVITIES                                                   (212)          (291)          (868)         (699)
                                                                 -------------   ------------    -----------   -----------
FINANCING ACTIVITIES
Increase (decrease) in short-term borrowings                                9             39            (33)           32
Proceeds from issuance of long-term borrowings (Note 8)                     -              -            500             -
Net increase (decrease) in other long-term borrowings                     232            175            487           792
Issuance of common shares under stock option plan                           1              1             15             9
Dividends paid on preferred securities (3)                                (12)           (12)           (48)          (47)
Dividends paid on common shares                                           (18)           (17)           (73)          (71)
                                                                 -------------   ------------    -----------   -----------
CASH PROVIDED FROM FINANCING ACTIVITIES                                   212            186            848           715
                                                                 -------------   ------------    -----------   -----------
INCREASE (DECREASE) IN CASH AND
  CASH EQUIVALENTS                                                          -           (105)           (20)           16
CASH AND CASH EQUIVALENTS AT
  BEGINNING OF PERIOD                                                       1            126             21             5
                                                                 -------------   ------------    -----------   -----------
CASH AND CASH EQUIVALENTS AT
  END OF PERIOD                                                             1             21              1            21
                                                                 =============   ============    ===========   ===========
PER COMMON SHARE (dollars)
(1) Cash flow provided from operations                                   0.59           0.97           3.73          4.32
(3) Dividends paid on preferred securities (pre-tax)                     0.05           0.05           0.21          0.21
                                                                 -------------   ------------    -----------   -----------
     Cash flow provided from operations after deducting
     dividends paid on preferred securities                              0.54           0.92           3.52          4.11
--------------------------------------------------------------------------------------------------------------------------
(2) See Schedules of Segmented Data

                            (See accompanying notes)

SUNCOR ENERGY INC.
CONSOLIDATED STATEMENTS OF CHANGES IN SHAREHOLDERS' EQUITY
(unaudited)


                                                              Preferred            Share          Retained
                          ($ millions)                       Securities          Capital          Earnings
                                                        ----------------   --------------   ---------------
AT DECEMBER 31, 1999                                                514              524             1,070
Net earnings                                                          -                -               377
Dividends paid on preferred securities                                -                -               (26)
Dividends paid on common shares                                       -                -               (71)
Issued for cash under stock option plan                               -                9                 -
Issued under dividend reinvestment plan                               -                4                (4)
Income taxes - impact of new standard                                 -                -                75
                                                        ----------------   --------------   ---------------
AT DECEMBER 31, 2000                                                514              537             1,421
Net earnings                                                          -                -               388
Dividends paid on preferred securities                                -                -               (26)
Dividends paid on common shares                                       -                -               (72)
Issued for cash under stock option plan                               -               15                 -
Issued under dividend reinvestment plan                               -                3                (3)
                                                        ----------------   --------------   ---------------
AT DECEMBER 31, 2001                                                514              555             1,708
                                                        ----------------   --------------   ---------------

                                      (See accompanying notes)

COMMON SHARE INFORMATION
for the years ended December 31


                                                                                      2001                    2000
                                                                           ---------------            ------------
Average number outstanding, weighted
  monthly (thousands)                                                             222,515                 221,415
                                                                           ===============            ============
as at December 31
Share price at end of trading
  Toronto Stock Exchange              - $Canadian                                   52.40                   38.30
                                                                           ===============            ============
  New York Stock Exchange             - $U.S.                                       32.90                   25.70
                                                                           ===============            ============
Book value per common share           - $Canadian                                   10.15                    8.83
                                                                           ===============            ============
                                      - $U.S.                                        6.37                    5.89
                                                                           ===============            ============
Common share options outstanding                                                5,884,035               5,860,875
                                                                           ===============            ============
RATIOS
(unaudited)
as at December 31

Debt to debt plus shareholders' equity (%)                                           53.1                    47.7
                                                                           ===============            ============
Net tangible asset coverage on long-term debt (times)
  Before deduction of future income taxes                                             2.2                     2.5
                                                                           ===============            ============
  After deduction of future income taxes                                              1.9                     2.1
                                                                           ===============            ============
for the years ended December 31

Debt to cash flow provided from operations (times)                                    3.8                     2.3
                                                                           ===============            ============
Interest coverage on long-term debt (times)
  Net earnings                                                                        3.7                     5.6
                                                                           ===============            ============
  Cash flow from operations                                                           5.9                     8.6
                                                                           ===============            ============

SUNCOR ENERGY INC.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (unaudited)

1.   ACCOUNTING POLICIES

     These financial statements follow the same accounting policies and methods of computation as, and should be read in conjunction with, the most recent annual financial statements, with the exception to the elimination of intercompany sales as discussed in note 2.

2.   ELIMINATION OF INTERCOMPANY SALES

     During the first quarter of 2001, the company changed the methodology of accounting for sales from its upstream operations (Oil Sands and Natural
     Gas) to its downstream operations (Sunoco) from a deeming concept to the actual tracking of product shipped. This change was made to better reflect the current operational activities within the company. This prospective change increased sales and other operating revenues and purchases of crude oil by $128 million for the quarter and $473 million year to date and has no impact on consolidated and segmented net earnings in the accompanying financial statements.

3.   START-UP EXPENSES

     Start-up expenses represent pre-operating costs incurred in the commissioning of the company's Oil Sands Project Millenium.

4.   SUPPLEMENTAL INFORMATION

    ------------------------------------------------------------------------------------------------
                                                                     For the years ended December 31
    ($ millions)                                                        2001                 2000
    ------------------------------------------------------------------------------------------------
    Interest paid                                                        129                 104
    ------------------------------------------------------------------------------------------------
    Income taxes paid                                                     23                  20
    ------------------------------------------------------------------------------------------------
    Interest expense
    ------------------------------------------------------------------------------------------------
        Long term interest cost                                          143                 112
    ------------------------------------------------------------------------------------------------
        Capitalized interest                                            (125)               (104)
    ------------------------------------------------------------------------------------------------
                                                                          18                   8
    ------------------------------------------------------------------------------------------------

    ------------------------------------------------------------------------------------------------
                                                                             Fourth quarter
    ------------------------------------------------------------------------------------------------
    ($ millions)                                                         2001                 2000
    ------------------------------------------------------------------------------------------------
    Interest paid                                                         18                   23
    ------------------------------------------------------------------------------------------------
    Income taxes paid                                                      -                    5
    ------------------------------------------------------------------------------------------------
    Interest expense
    ------------------------------------------------------------------------------------------------
        Long term interest cost                                           36                   34
    ------------------------------------------------------------------------------------------------
        Capitalized interest                                             (33)                 (32)
    ------------------------------------------------------------------------------------------------
                                                                           3                    2
    ------------------------------------------------------------------------------------------------

     HEDGE POSITION UPDATE AS AT DECEMBER 31

    -----------------------------------------------------------------------------------
                               QUANTITY                 $US (WTI)                  $CDN
    -----------------------------------------------------------------------------------
    2001
    -----------------------------------------------------------------------------------
    Crude Oil           47,500 bbl/day   @      $18.75                $29.86*
    -----------------------------------------------------------------------------------
                                                $26.00 - $31.88       $41.41 - $50.77 *
                        10,000 bbl/day   @      (costless collar)     (costless collar)
    -----------------------------------------------------------------------------------
    2002
    -----------------------------------------------------------------------------------
    Crude Oil           41,000 bbl/day   @      $20.06                $31.95 *
    -----------------------------------------------------------------------------------
                                                $21.00 - $26.19       $33.44 - $41.71 *
                        10,000 bbl/day   @      (costless collar)     (costless collar)
    -----------------------------------------------------------------------------------
                                                $22.00 - $26.28       $35.04 - $41.85*
                        12,000 bbl/day   @      (costless collar)     (costless collar)
    -----------------------------------------------------------------------------------
                                                $23.00 - $27.59       $36.63 - $43.94 *
                        18,000 bbl/day   @      (costless collar)     (costless collar)
    -----------------------------------------------------------------------------------
                                                $23.50 - $28.15       $37.43 - $44.83 *
                          3,000 bbl/day  @      (costless collar)     (costless collar)
    -----------------------------------------------------------------------------------
    2003
    -----------------------------------------------------------------------------------
    Crude Oil                                   $21.00 - $25.74       $33.44 - $40.99 *
                        44,000 bbl/day   @      (costless collar)     (costless collar)
    -----------------------------------------------------------------------------------
    2004
    -----------------------------------------------------------------------------------
    Crude Oil           11,000 bbl/day   @      $21.00 - $23.65       $33.44 - $37.66 *
                                                (costless collar)     (costless collar)
    -----------------------------------------------------------------------------------
    2005
    -----------------------------------------------------------------------------------
    Crude Oil           15,000 bbl/day   @      $21.58                $34.37 *
    -----------------------------------------------------------------------------------
    * For presentation purposes, these $US hedges have been converted to a $CDN equivalent based on the month end $US/$CDN exchange rate of 1.5926.
    -----------------------------------------------------------------------------------

     For 2001 and 2002, Suncor has in place U.S. dollar swaps in the amounts of U.S. $312 million and $314 million respectively, at an exchange rate of Canadian$ to U.S.$ of $0.71.

5.   OIL SHALE PROJECT

     Effective April 5, 2001, the company sold its interest in the Stuart Oil Shale Project to joint venture co-owners Southern Pacific Petroleum NL and Central Pacific Minerals NL(SPP/CPM). Under the terms of the purchase, the company retains a 5% royalty interest in Stage 1 of the project and SPP/CPM and Suncor retain world wide rights to the ATP technology. The company made total payments as part of the transaction in the amount of $5 million (AUD$7 million), which SPP/CPM will use to fund Stage 1 operating, capital and transition costs. The company received 2.5 million SPP shares and
     0.926 million CPM shares in consideration. SPP/CPM issued the company
     12.5 million SPP share options and 4.6 million CPM share options, exercisable over five years at a strike price of AUD$1.25 per SPP share and AUD$3.38 per CPM share. Suncor has agreed to surrender its partly paid Restricted Class shares (SPP 57 million and CPM 18.85 million) which were acquired in 1997.

     During the second quarter of 2001, the company wrote off the carrying value of the capital assets and extinguished the long-term borrowings and accrued interest. The earnings impact of the sale of our remaining interest in the project was $48 million pre-tax, $3 million after-tax.

6.   INCOME TAX RATE REDUCTION

     Effective April 1, 2001, the Alberta and Ontario governments passed legislation that reduced the provincial income tax rates. The future tax balances for the company have been revalued at the new rates resulting in a cumulative future tax recovery of $43 million. The new rates are reflected in the tax provisions for the current period. The income tax rate reduction does not affect the company's cash flow or liquidity.

7.   EARNINGS PER COMMON SHARE

     The following table provides a reconciliation between basic and diluted earnings per common share:

---------------------------------------------------------------------------------------------------
                                                  Fourth quarter         Years ended December 31
---------------------------------------------------------------------------------------------------
($ MILLIONS)                                     2001        2000            2001         2000
---------------------------------------------------------------------------------------------------
Net earnings attributable to common
shareholders                                       21        104              362          351
---------------------------------------------------------------------------------------------------
Dividends on preferred securities                   -**        6                -**         26***
---------------------------------------------------------------------------------------------------
Net earnings before deducting dividends on
preferred securities                               21**      110***           362**        377***
---------------------------------------------------------------------------------------------------
(MILLIONS OF COMMON SHARES )
---------------------------------------------------------------------------------------------------
Weighted-average number of common shares          223        222              222          221
---------------------------------------------------------------------------------------------------
Dilutive securities:
---------------------------------------------------------------------------------------------------
  Options/shares issued under long term
incentive plan                                      3          2                3            2
---------------------------------------------------------------------------------------------------
  Preferred securities converted                    -**       15***             -**         17***
---------------------------------------------------------------------------------------------------
Weighted-average number of diluted common
shares                                            226        239              225          240
---------------------------------------------------------------------------------------------------
(DOLLARS PER COMMON SHARE)
---------------------------------------------------------------------------------------------------
Basic earnings per share                         0.09*      0.47*            1.63*        1.58*
---------------------------------------------------------------------------------------------------
Diluted earnings per share                       0.09**     0.46***          1.61**       1.57***
---------------------------------------------------------------------------------------------------

     * Basic earnings per share is the net earnings attributable to common shareholders divided by the weighted-average number of common shares.

     ** For the quarter and year ended December 31, 2001, diluted earnings per share is the net earnings attributable to common shareholders divided by the weighted-average number of diluted common shares. Dividends on preferred securities of $5 million and $26 million respectively, and preferred securities converted of 12 million shares and 13 million shares respectively, have an anti-dilutive impact, therefore they are not included in the calculation of diluted earnings per share.

     *** For the quarter and year ended December 31, 2000, diluted earnings per share is the net earnings before deducting dividends on preferred securities divided by the weighted-average number of diluted common shares.

8.   ISSUANCE OF MEDIUM TERM NOTES

     On August 21, 2001, the company issued $500 million of Series 2 Medium Term Notes at an interest rate of 6.7%, which is payable semi-annually. The net proceeds received were used to repay commercial paper and bank borrowings. These notes will mature August 22, 2011.

9.   RESTRUCTURING

     In 2000, the carrying value of certain assets of the company's Natural Gas business were written down to their net estimated recoverable amount and a provision for estimated restructuring costs was recorded.

     In the third quarter of 2001, some of these properties that were previously written down were sold, realizing a gain before tax of $3 million. Provisions for estimated restructuring costs were also increased by $1 million before tax to reflect increased employee termination.

SUNCOR ENERGY INC.
SCHEDULES OF SEGMENTED DATA
(unaudited)

                                                                                                  Corporate
                                                  Oil Sands      Natural Gas        Sunoco      and eliminations          Total
                                               ---------------   ------------   -------------   ----------------    ---------------
         ($ millions)                            2001     2000   2001    2000    2001    2000     2001    2000        2001     2000
                                               ---------------   ------------   -------------     ------------      ---------------
EARNINGS
For the years ended December 31

REVENUES
Sales and other operating revenues              1,227      544    178     237   2,585   2,604        -       -       3,990    3,385
Intersegment revenues                             158      792    271     191       3       -     (432)   (983)          -        -
Interest                                            -        -      -       -       -       -        5       3           5        3
                                               ------   ------   ----    ----   -----   -----     ----    ----      ------   ------
                                                1,385    1,336    449     428   2,588   2,604     (427)   (980)      3,995    3,388
EXPENSES
Purchases of crude oil and products                99        3      -       -   1,721   1,783     (429)   (979)      1,391      807
Operating, selling and general                    481      467     64      74     350     310      115      67       1,010      918
Exploration                                         -        -     22      53       -       -        -       -          22       53
Royalties                                          30       98    104     101       -       -        -       -         134      199
Taxes other than income taxes                      12       12      3       3     351     345        1       1         367      361
Depreciation, depletion and amortization          233      232     70      78      56      54        1       1         360      365
(Gain) loss on disposal of assets                   1        -     (8)   (147)      -      (1)       -       -          (7)    (148)
Start-up expenses - Project Millennium            141       15      -       -       -       -        -       -         141       15
Write off of oil shale assets                       -        -      -       -       -       -       48     125          48      125
Restructuring                                       -        -     (2)     65       -       -        -       -          (2)    (243)
Interest                                            -        -      -       -       -       -       18       8          18        8
                                               ------   ------   ----    ----   -----   -----     ----    ----      ------   ------
                                                  997      827    253     227   2,478   2,491     (246)   (777)      3,482    2,768
                                               ------   ------   ----    ----   -----   -----     ----    ----      ------   ------
EARNINGS (LOSS) BEFORE INCOME TAXES               388      509    196     201     110     113     (181)   (203)        513      620
Provision for income taxes                       (105)    (194)   (79)   (103)    (30)    (32)      89      86        (125)    (243)
                                               ------   ------   ----    ----   -----   -----     ----    ----      ------   ------
NET EARNINGS (LOSS)                               283      315    117      98      80      81      (92)   (117)        388      377
                                               ======   ======   ====    ====   =====   =====     ====    ====      ======   ======
CAPITAL EMPLOYED
As at December 31                               1,398    1,412    317     412     483     386       32      22       2,230    2,232
                                               ======   ======   ====    ====   =====   =====     ====    ====      ======   ======
Twelve months ended December 31
RETURN ON AVERAGE
  CAPITAL EMPLOYED (%)                           20.1     22.8   32.1    17.2    18.4    20.5        -       -        17.9     16.6
                                               ======   ======   ====    ====   =====   =====     ====    ====      ======   ======
RETURN ON AVERAGE
  CAPITAL EMPLOYED (%) *                          6.4     10.6   32.1    17.2    18.4    20.5        -       -         7.5      9.3
                                               ======   ======   ====    ====   =====   =====     ====    ====      ======   ======

* The company's definition of capital employed excludes capitalized costs related to major projects in progress. If capital employed were to include these capitalized costs, the return on average capital employed would be as stated on this line.

SUNCOR ENERGY INC.
SCHEDULES OF SEGMENTED DATA (cont'd)
(unaudited)

                                                                                                  Corporate
                                                  Oil Sands      Natural Gas        Sunoco      and eliminations          Total
                                               ---------------   ------------   -------------   ----------------    ---------------
         ($ millions)                            2001     2000   2001    2000    2001    2000     2001    2000        2001     2000
                                               ---------------   ------------   -------------     ------------      ---------------
CASH FLOW BEFORE
 FINANCING ACTIVITIES
For the years ended December 31

CASH PROVIDED FROM (USED IN)
 OPERATING ACTIVITIES:
  Cash flow provided from
    (used in) operations
      Net earnings (loss)                         283      315    117      98      80      81      (92)   (117)        388      377
      Exploration expenses
         Cash                                       -        -     12      12       -       -        -       -          12       12
         Dry hole costs                             -        -     10      41       -       -        -       -          10       41
      Non-cash items included in earnings
         Depreciation, depletion
          and amortization                        233      232     70      78      56      54        1       1         360      365
         Future income taxes                       89      189     76     101      18     (16)     (62)    (76)        121      198
         Current income tax provision
           allocated to Corporate                  17        5      3       2      12      48      (32)    (55)          -        -
         (Gain) loss on disposal of assets          1        -     (8)   (147)      -      (1)       -       -          (7)    (148)
         Write off of oil shale assets              -        -      -       -       -       -       48     125          48      125
         Restructuring                              -        -     (3)     56       -       -        -       -          (3)      56
         Other                                     (5)     (12)     3      (4)      2       6        8      (7)          8      (17)
      Overburden removal outlays                  (31)     (48)     -       -       -       -        -       -         (31)     (48)
      Overburden removal outlays - Project
        Millennium                                (88)     (27)     -       -       -       -        -       -         (88)     (27)
       Increase (decrease) in deferred
        credits and other                         (13)       1      -       1      (3)      2       29      20          13       24
                                               ------   ------   ----    ----   -----   -----     ----    ----      ------   ------
   Total cash flow provided from
      (used in)  operations                       486      655    280     238     165     174     (100)   (109)        831      958
   Decrease (increase) in operating
       working capital                            (35)    (169)    44      27      17      40      (45)     52         (19)     (50)
                                               ------   ------   ----    ----   -----   -----     ----    ----      ------   ------
   Total cash provided from (used in)
       operating activities                       451      486    324     265     182     214     (145)    (57)        812      908
                                               ------   ------   ----    ----   -----   -----     ----    ----      ------   ------
CASH PROVIDED FROM (USED IN)
 INVESTING ACTIVITIES:
      Capital and exploration expenditures     (1,479)  (1,808)  (132)   (127)    (54)    (45)     (13)    (18)     (1,678)  (1,998)
      Deferred maintenance
        shutdown expenditures                      (5)      (3)    (2)     (1)     (9)     (9)       -       -         (16)     (13)
      Deferred outlays and other investments       (2)      (5)    (1)      -      (9)     (7)      (7)     (1)        (19)     (13)
      Proceeds from disposals                      10      101     22     314       1       2        -       -          33      417
                                               ------   ------   ----    ----   -----   -----     ----    ----      ------   ------
   Total cash provided from (used in)
    investing activities                       (1,476)  (1,715)  (113)    186     (71)    (59)     (20)    (19)     (1,680)  (1,607)
                                               ------   ------   ----    ----   -----   -----     ----    ----      ------   ------
NET CASH SURPLUS (DEFICIENCY)
 BEFORE FINANCING ACTIVITIES                   (1,025)  (1,229)   211     451     111     155     (165)    (76)       (868)    (699)
                                               ======   ======   ====    ====   =====   =====     ====    ====      ======   ======

SUNCOR ENERGY INC.
SCHEDULES OF SEGMENTED DATA

(unaudited)
                                                                                                  Corporate
                                         Oil  Sands       Natural Gas           Sunoco        and eliminations         Total
                                       -------------     -------------      -------------     ----------------      -------------
      ($ millions)                      2001    2000      2001    2000      2001     2000     2001        2000      2001     2000
                                       -------------     -------------      -------------     ----------------      -------------
EARNINGS
Fourth quarter

REVENUES
Sales and other operating revenues       298     122        26      80       558      724        -           -       882      926
Intersegment revenues                     34     202        37      71         -        -      (71)       (273)        -        -
Interest                                   -       -         -       -         -        -        1           1         1        1
                                         ---     ---        --     ---       ---      ---      ---        ----       ---      ---
                                         332     324        63     151       558      724      (70)       (272)      883      927
EXPENSES
Purchases of crude oil and products        9       1         -       -       355      505      (73)       (274)      291      232
Operating, selling and general           115     131        18      21        98       92       42          27       273      271
Exploration                                -       -        15      12         -        -        -           -        15       12
Royalties                                  5      25        10      40         -        -        -           -        15       65
Taxes other than income taxes              3       3         1       -        89       88        -           1        93       92
Depreciation, depletion and
    amortization                          67      62        18      18        15       13        1           1       101       94
(Gain) loss on disposal of assets          -       -        (9)      1         -        -        -           -        (9)       1
Start-up expenses - Project Millennium    76       5         -       -         -        -        -           -        76        5
Interest                                   -       -         -       -         -        -        3           2         3        2
                                         ---     ---        --     ---       ---      ---      ---        ----       ---      ---
                                         275     227        53      92       557      698      (27)       (243)      858      774
                                         ---     ---        --     ---       ---      ---      ---        ----       ---      ---
EARNINGS (LOSS) BEFORE INCOME TAXES       57      97        10      59         1       26      (43)        (29)       25      153
Provision for Income taxes               (20)    (29)        2     (28)       (1)      (3)      20          18         1      (42)
                                         ---     ---        --     ---       ---      ---      ---        ----       ---      ---
NET EARNINGS (LOSS)                       37      68        12      31         -       23      (23)        (11)       26      111
                                         ===     ===        ==     ===       ===      ===      ===        ====       ===      ===

SUNCOR ENERGY INC.
SCHEDULES OF SEGMENTED DATA (cont'd)

(unaudited)
                                         Oil  Sands       Natural Gas           Sunoco        and eliminations         Total
                                       -------------     -------------      -------------     ----------------      -------------
      ($ millions)                      2001    2000      2001    2000      2001     2000     2001        2000      2001     2000
                                       -------------     -------------      -------------     ----------------      -------------
CASH FLOW BEFORE
 FINANCING ACTIVITIES
Fourth quarter
CASH PROVIDED FROM (USED IN)
 OPERATING ACTIVITIES:
  Cash flow provided from
   (used in) operations
     Net earnings (loss)                  37      68         12     31         -       23      (23)       (11)        26       111
     Exploration expenses
       Cash                                -       -          8      2         -        -        -          -          8         2
       Dry hole costs                      -       -          7     10         -        -        -          -          7        10
     Non-cash items included
      in earnings
       Depreciation, depletion
         and amortization                 67      62         18     18        15       13        1          1        101        94
       Future income taxes                17      36         (3)    27        22      (20)     (25)        (8)        11        35
       Current income tax provision
         allocated to Corporate            4      (7)         1      1       (21)      23       16        (17)         -         -
       (Gain) loss on disposal
         of assets                         -       -         (9)     1         -        -        -          -         (9)        1
       Restructuring                       -       -          -      -         -        -        -          -          -         -
       Other                               4     (15)         1     (6)        -        -        3          1          8       (20)
  Overburden removal outlays              (8)    (14)         -      -         -        -        -          -         (8)      (14)
  Overburden removal
    outlays - Project Millennium         (33)    (15)         -      -         -        -        -          -        (33)      (15)
  Increase (decrease) in
    deferred credits and other             2       4          -      -         2        2       18          6         22        12
                                        ----    ----       ----   ----      ----     ----     ----       ----      -----     -----
  Total cash flow provided from
   (used in)  operations                  90     119         35     84        18       41      (10)       (28)       133       216
  Decrease (increase) in operating
   working capital                        19     (18)        (8)   (15)       49       57       (5)        10         55        34
                                        ----    ----       ----   ----      ----     ----     ----       ----      -----     -----
  Total cash provided from (used in)
   operating activities                  109     101         27     69        67       98      (15)       (18)       188       250
                                        ----    ----       ----   ----      ----     ----     ----       ----      -----     -----
CASH PROVIDED FROM (USED IN)
 INVESTING ACTIVITIES:
   Capital and exploration
     expenditures                       (313)   (480)       (48)   (32)      (28)     (15)      (5)        (8)      (394)     (535)
   Deferred maintenance
     shutdown expenditures                (1)     (2)         -     (1)       (9)       -        -          -        (10)       (3)
   Deferred outlays and other
     investments                           -       -          -      -        (9)      (1)      (1)        (2)       (10)       (3)
   Proceeds from disposals                 -       -         13      -         1        -        -          -         14         -
                                        ----    ----       ----   ----      ----     ----     ----       ----      -----     -----
 Total cash provided from
   (used in) investing activities       (314)   (482)       (35)   (33)      (45)     (16)      (6)       (10)      (400)     (541)
                                        ----    ----       ----   ----      ----     ----     ----       ----      -----     -----
NET CASH SURPLUS (DEFICIENCY)
 BEFORE FINANCING ACTIVITIES            (205)   (381)        (8)    36        22       82      (21)       (28)      (212)     (291)
                                        ====    ====       ====   ====      ====     ====     ====       ====      =====     =====

SUNCOR ENERGY INC.
QUARTERLY OPERATING SUMMARY
(unaudited)

                                                                             For the quarter ended     For the years ended
                                           --------------------------------------------------------    --------------------
                                            DEC 31     Sept 30     June 30      Mar 31      Dec 31      DEC 31      Dec 31
                                              2001        2001        2001        2001        2000        2001        2000
                                           --------    --------    --------    --------    --------    --------    --------
OIL SANDS
PRODUCTION (a)                               153.0       116.5       109.7       113.4       110.0       123.2       113.9
SALES (a)
  - light sweet crude oil                     62.4        54.2        55.0        53.0        64.0        56.2        64.3
  - diesel                                    15.3        15.0        15.2        13.5        11.0        14.8         9.3
  - light sour crude oil                      64.3        40.6        31.5        31.4        27.5        42.0        35.8
  - bitumen                                    4.3         8.0        13.0         8.6        11.0         8.5         6.2
                                           --------    --------    --------    --------    --------    --------    --------
                                             146.3       117.8       114.7       106.5       113.5       121.5       115.6
                                           --------    --------    --------    --------    --------    --------    --------
AVERAGE SALES PRICE (b)
  - light sweet crude oil                    30.22       35.20       36.05       36.09       37.22       34.17       35.31
  - other (diesel, light sour
    crude oil and bitumen)                   20.12       28.21       27.12       25.66       23.71       24.86       27.09
  - total                                    24.43       31.43       31.40       30.84       31.33       29.17       31.67
  - total *                                  25.65       37.37       38.35       38.17       43.27       34.21       41.29
CASH OPERATING COSTS (1), (c)                17.45       18.25       17.00       15.40       16.40       17.00       13.55
TOTAL OPERATING COSTS (2), (c)               19.40       20.95       19.65       18.60       19.50       19.60       17.25

NATURAL GAS
GROSS PRODUCTION **
Conventional
  - natural gas (d)                            180         176         177         177         183         177         200
  - natural gas liquids (a)                    2.4         2.4         2.3         2.3         2.5         2.4         3.0
  - crude oil (a) ***                          1.3         1.5         1.5         1.7         1.6         1.5         4.2
  - total (e)                                 33.7        33.2        33.3        33.5        34.6        33.4        40.5

AVERAGE SALES PRICE
  - natural gas (f)                           3.10        3.90        6.78       10.73        8.02        6.09        4.72
  - natural gas (f) *                         3.09        3.90        6.82       10.81        8.05        6.12        4.73
  - natural gas liquids (b)                  23.47       30.26       39.32       45.07       43.00       34.38       36.66
  - crude oil - conventional(b)              27.17       33.17       36.75       37.35       36.01       33.92       29.50
  - crude oil - conventional(b) *            28.60       37.86       42.30       42.12       44.35       38.14       39.80

NET WELLS DRILLED
Conventional - exploratory ****                 14           1           3           2           4          20          16
             - development                       6           7           3           2           4          18          19
                                           --------    --------    --------    --------    --------    --------    --------
                                                20           8           6           4           8          38          35
                                           --------    --------    --------    --------    --------    --------    --------

SUNCOR ENERGY INC.
QUARTERLY OPERATING SUMMARY
(unaudited)

                                                                             For the quarter ended     For the years ended
                                           --------------------------------------------------------    --------------------
                                            DEC 31     Sept 30     June 30      Mar 31      Dec 31      DEC 31      Dec 31
                                              2001        2001        2001        2001        2000        2001        2000
                                           --------    --------    --------    --------    --------    --------    --------
SUNOCO
REFINED PRODUCT SALES (g)
Transportation fuels
  Gasoline - retail *****                      4.5         4.4         4.3         4.1         4.4         4.3         4.2
           - other                             4.3         4.6         4.5         4.0         4.1         4.4         4.0
  Jet fuel                                     0.4         0.7         0.7         1.1         1.0         0.7         1.1
  Diesel                                       2.9         3.0         3.5         3.1         3.3         3.1         3.1
                                           --------    --------    --------    --------    --------    --------    --------
                                              12.1        12.7        13.0        12.3        12.8        12.5        12.4
Petrochemicals                                 0.4         0.6         0.6         0.5         0.6         0.5         0.6
Heating oils                                   0.4         0.2         0.3         0.8         0.6         0.4         0.4
Heavy fuel oils                                0.6         0.9         0.8         0.9         0.7         0.8         0.6
Other                                          0.5         0.7         0.6         0.4         0.5         0.6         0.6
                                           --------    --------    --------    --------    --------    --------    --------
                                              14.0        15.1        15.3        14.9        15.2        14.8        14.6
                                           --------    --------    --------    --------    --------    --------    --------

NATURAL GAS SALES (d)                           92          95         102          92          95          95          83
                                           --------    --------    --------    --------    --------    --------    --------
MARGINS (h)
Refining (3)                                   3.7         4.3         8.1         6.2         5.8         5.7         5.9
Retail (4)                                     6.9         5.9         7.6         6.1         7.0         6.6         6.6
CRUDE OIL SUPPLY AND REFINING
Processed at Suncor refinery (g)               9.2        11.0        10.9         9.8        10.5        10.2        10.9
Utilization of refining capacity (%)            83          99          98          88          95          92          98

*    Excludes the impact of hedging activities.

** Currently all Natural Gas production is located in the Western Canada Sedimentary Basin.

*** Before deducting fourth quarter 2001 Alberta Crown royalty of 0.2 thousand barrels per day (fourth quarter 2000 - 0.2 thousand barrels per day).

**** Excludes exploratory wells in progress.

*****Excludes sales through joint venture interests.

(a)  thousands of barrels per day
(b)  dollars per barrel
(c)  dollars per barrel rounded to the nearest  $0.05
(d)  millions of cubic feet per day
(e)  BOE (6:1 basis) per day
(f)  dollars per thousand cubic feet
(g)  thousands of cubic metres per day
(h)  cents per litre

DEFINITIONS

(1) Cash operating costs - operating, selling and general expenses, taxes other than income taxes and overburden cash expenditures for the period

(2) Total operating costs - cash and non-cash operating costs (total Oil Sands expenses less purchases of crude oil and products and royalties in Schedules of Segmented Data).

(3) Refining margin - average wholesale unit price from all products minus average unit cost of crude oil.

(4) Retail margin - average street price of Sunoco branded retail gasoline minus refining gasoline price.

METRIC CONVERSION

Crude oil, refined products, etc    1m3 (cubic metre) = approx. 6.29 barrels
Natural gas                         1m3 (cubic metre) = approx. 35.49 cubic feet

                                   SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.


                                        SUNCOR ENERGY INC.

Date: January 17, 2002                  By: "JANICE B. ODEGAARD"
                                            ------------------------------------
                                            JANICE B. ODEGAARD
                                            Vice President, Associate General
                                            Counsel and Corporate Secretary